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REGRESSION
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regressionmovie •••

regressionmovie We're so excited to announce REGRESSION, an upcoming horror film that explores past life regression therapy.
Written and directed by @melissa_makes_movies, this dark thriller is slated for a 2024 release. Stay tuned for upcoming announcements about the film, investment opportunities, and the exciting story we're bringing to the big screen!
You may be done with the past, but it's not done with you. Poster cred to the amazing @birdbotindie

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regressionmovie Excited to all be working together!

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ashleygianni 👏👏🔥🔥

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melissa_makes_movies ❤️❤️❤️🔥🔥🔥

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regressionmovie #watchregression #pastlifesecrets #melissamakesmovies

Liked by **melissa_makes_movies** and **others**

JULY 10

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